Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: Vision-Sciences, Inc.

Subject Company: Uroplasty, Inc.

SEC File No. of Vision-Sciences, Inc.: 000-20970

December 22, 2014

Dear Valued Customer:

We are excited to share with you that Vision-Sciences has signed a merger agreement with Uroplasty to create a medical device company offering innovative technologies for the urology, gynecology, otolaryngology, and other markets.  The combined company will be known as Cogentix Medical, with an expanded team to better serve our customers. In addition to the Vision-Sciences’ proprietary EndoSheath® endoscopy platforms, the combined global sales organization will be able to offer you minimally-invasive Urgent® PC and Macroplastique® product lines. The Urgent PC Neuromodulation System is the only commercially available non-drug, non-surgical treatment option for Overactive Bladder (OAB) and the associated symptoms of urinary urgency, urinary frequency and urge incontinence. Macroplastique is an injectable soft-tissue bulking agent used to treat stress urinary incontinence (SUI) primarily due to intrinsic sphincter deficiency (ISD).

It is important to us that this combination does not disrupt your practice or patient care in any way. We expect the transaction to close in the first half of 2015. In the meantime, there will be no immediate changes to how we do business. Customers will continue to be served by their current Vision-Sciences representatives and can continue to order products and services as usual. We are committed to your practice receiving the same consistent level of engagement and support from your Vision-Sciences team that you currently receive.

As we progress through this interim period, it is our goal to continue to communicate with our valued customers and ensure no impact to you. Should you have any questions, please feel free to contact your sales representative, or our customer care organization, or me directly. We thank you for your business and look forward to continuing to serve you.

We wish you and your organization a healthy, happy holiday season.

Best regards,

/s/ Howard Zauberman

Howard Zauberman

President & CEO

Vision-Sciences, Inc.

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Vision Sciences®		EndoSheath® Endoscopy
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Vision-Sciences, Inc. | 40 Ramland Road | Orangeburg, NY 10962 USA
Tel: 800-874-9975 | Tel: (+) 845-365-0600 | Fax: 845-365-0620 | www.visionsciences.com

Cautionary Statements Related to Forward-Looking Statements

This document includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning.  Forward-looking statements in this document include, but are not limited to, statements about the benefits of the transaction; expected revenue growth rates; the expected timing of the completion of the transaction; and the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services.  Each forward-looking statement contained in this document is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, uncertainties as to the timing of the transaction; uncertainties as to whether Uroplasty shareholders and Vision-Sciences shareholders will approve the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the risk that shareholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of either company’s control; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of Uroplasty and Vision-Sciences may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; operating costs and business disruption following completion of the transaction, including adverse effects on employee retention and on each company’s respective business relationships with third parties; transaction costs; actual or contingent liabilities; the adequacy of the combined company’s capital resources; and the risks identified under the heading “Risk Factors” in Uroplasty’s Annual Report on Form 10-K, for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (“SEC”) on June 9, 2014, and Vision-Sciences’ Annual Report on Form 10-K for the fiscal year ended March 31, 2014, filed with the SEC on May 30, 2014, as well as both companies’ subsequent Quarterly Reports on Form 10-Q and other information filed by each company with the SEC. Uroplasty and Vision-Sciences caution investors not to place considerable reliance on the forward-looking statements contained in this document.  You are encouraged to read Uroplasty’s and Vision-Sciences’ filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this document speak only as of the date of this document, and Uroplasty and Vision-Sciences undertake no obligation to update or revise any of these statements.  Uroplasty’s and Vision-Sciences’ businesses are subject to substantial risks and uncertainties, including those referenced above.  Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

00125223.v1
Vision Sciences®		EndoSheath® Endoscopy
Redefining Endoscopy	Page 3 of 4	Always Ready. Always Sterile.

Vision-Sciences, Inc. | 40 Ramland Road | Orangeburg, NY 10962 USA
Tel: 800-874-9975 | Tel: (+) 845-365-0600 | Fax: 845-365-0620 | www.visionsciences.com

Important Additional Information About This Transaction and Where to Find It

In connection with the proposed merger, Vision-Sciences plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Uroplasty and Vision-Sciences that also constitutes a prospectus of Vision-Sciences. Uroplasty and Vision-Sciences will make the joint proxy statement/prospectus available to their respective shareholders. Investors are urged to read the joint proxy statement/prospectus when it becomes available, because it will contain important information. The registration statement, definitive joint proxy statement/prospectus and other documents filed by Uroplasty and Vision-Sciences with the SEC will be available free of charge at the SEC’s website (www.sec.gov) and from Uroplasty and Vision-Sciences. Requests for copies of the joint proxy statement/prospectus and other documents filed by Uroplasty with the SEC may be made by contacting Brett Reynolds, Senior Vice President, Chief Financial Officer by phone at (952) 426-6152 or by email at brett.reynolds@uroplasty.com, and request for copies of the joint proxy statement/prospectus and other documents filed by Vision-Sciences may be made by contacting Gary Siegel, Vice President, Finance by phone at (845) 848-1085 or by email at gary.siegel@visionsciences.com.

Uroplasty, Vision-Sciences, their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from Uroplasty’s and Vision-Sciences’ respective shareholders in connection with the proposed transaction. Information about the directors and executive officers of Uroplasty and their ownership of Uroplasty stock is set forth in Uroplasty’s annual report on Form 10-K for the fiscal year ended March 31, 2014, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on July 22, 2014. Information regarding Vision-Sciences’ directors and executive officers is contained in Vision-Sciences’ annual report on Form 10-K for the fiscal year ended March 31, 2014 and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on June 17, 2014. These documents can be obtained free of charge from the sources indicated above. Certain directors, executive officers and employees of Uroplasty and Vision-Sciences may have direct or indirect interest in the transaction due to securities holdings, vesting of equity awards and rights to severance payments. Additional information regarding the participants in the solicitation of Uroplasty and Vision-Sciences shareholders will be included in the joint proxy statement/prospectus filed with the SEC.

00125223.v1
Vision Sciences®		EndoSheath® Endoscopy
Redefining Endoscopy	Page 4 of 4	Always Ready. Always Sterile.

Vision-Sciences, Inc. | 40 Ramland Road | Orangeburg, NY 10962 USA
Tel: 800-874-9975 | Tel: (+) 845-365-0600 | Fax: 845-365-0620 | www.visionsciences.com